2003 ANNUAL REPORT

Continental Airlines

A Decade of Going Forward



"Working Together" Works

2003 Accomplishments

FLY TO WIN

- Maintained a domestic RASM (revenue per available seat mile) premium to the industry average
- Increased 2003 eTicket sales to 84%, up from 67% in 2002
- Completed installation of eTicket kiosks in all airports in the continental United States, totaling 779 units
- Successfully grew continental.com with sales of more than $1 billion, 81% higher than 2002
- Launched EliteAccess product
- Announced expanded alliances with Delta, KLM, Aeroméxico, Virgin Atlantic, Emirates, Maersk, TAP Air Portugal, SNCF French Rail and SkyWest

FUND THE FUTURE

- Ended the year with $1.6 billion in cash and short-term investments
- Identified $500 million in cost savings for 2004, in addition to $400 million in cost savings achieved in 2003
- Achieved highest EBITDAR margin of peer group network carriers
- Completed Terminal E at George Bush Intercontinental Airport Houston
- Contributed $372 million to defined benefit pension plan
- Financed 15 new Boeing aircraft at competitive rates

MAKE RELIABILITY A REALITY

- Achieved 82% on-time performance average (DOT) for 2003
- Achieved record load factor of 75.5%, 1.0 percentage points above previous record
- Inaugurated continental.com online check-in
- Achieved 99.2% completion factor, highest among U.S. airline peers
- Achieved a record 104 days of zero flight cancellations
- Complied with all enhanced security directives

WORKING TOGETHER

- Named to *Fortune* magazine's list of "The 100 Best Companies to Work For" for the sixth consecutive year
- Named to *Fortune* magazine's list of the "Most Admired Global Companies" for the third consecutive year
- Named to *Hispanic* magazine's list of "100 Companies Providing the Most Opportunities for Hispanics" for the sixth consecutive year
- Received Great Place to Work Institute's "Credibility Award"
- Awarded nine Ford Explorers to employees with perfect attendance in 2003, marking a total of 120 new cars given away over the last seven years
- Paid more than $13 million in on-time bonuses

FRONT COVER: FIRST ROW L›R: Dan Campbell – *737 First Officer*, Jeanette Prairie – *Flight Attendant*, Shakira Newby – *Customer Service Agent*, Lena Perez-Hernandez – *Flight Attendant* SECOND ROW L›R: Veronica Heedles – *Airport Service Agent*, Dan Storseth – *757 First Officer*, Julie Lee – *Flight Attendant*, Phillip Davis – *RAMS Team Composite Technician* THIRD ROW L›R: Victor Diaz – *Hot Food Lead, Chelsea*, Mark Silbermann – *Flight Attendant*, Tamara Stresau – *Airport Service Agent*, Jason Woo – *Lead Customer Service Agent* FOURTH ROW L›R: Eve Emile – *Customer Service Representative*, Christine Zander – *777 First Officer*, Ron Lalk – *777 Captain*, Leslie Taylor – *Director, State and Civic Affairs*, Darnell Beecher – *Flight Attendant*, Maria Rodriguez – *Flight Attendant*

Financial Highlights

(In millions, except per share data)	2003	2002	2001	2000	1999
Total Operating Revenue	$ 8,870	$ 8,402	$ 8,969	$ 9,899	$ 8,639
Total Operating Expenses	8,667	8,714	8,825	9,170	8,024
Operating Income (Loss)	203	(312)	144	729	615
Net Income (Loss)	38	(451)	(95)	342	455
Basic Earnings (Loss) per Share	0.58	(7.02)	(1.72)	5.62	6.54
Diluted Earnings (Loss) per Share	0.58	(7.02)	(1.72)	5.45	6.20
Cash and Short-Term Investments	1,600	1,342	1,132	1,395	1,590
Total Assets	10,649	10,641	9,798	9,208	8,223
Long-Term Debt and Capital Lease Obligations	5,558	5,471	4,448	3,624	3,055

Operating Statistics

(Mainline jet operations only, excluding regional jets operated by ExpressJet)	2003	2002	2001	2000	1999
Revenue Passengers (thousands)	39,861	41,016	44,238	46,896	45,540
Revenue Passenger Miles (millions) [a]	59,165	59,349	61,140	64,161	60,022
Available Seat Miles (millions) [b]	78,385	80,122	84,485	86,100	81,946
Passenger Load Factor [c]	75.5%	74.1%	72.4%	74.5%	73.2%
Passenger Revenue per Available Seat Mile	8.73¢	8.61¢	8.98¢	9.84¢	9.12¢
Operating Cost per Available Seat Mile	9.36¢	9.53¢	9.22¢	9.68¢	9.07¢
Operating Cost per Available Seat Mile, excluding special items [d]	9.45¢	9.22¢	9.58¢	9.68¢	8.98¢
Average Yield per Revenue Passenger Mile [e]	11.57¢	11.63¢	12.42¢	13.20¢	12.45¢
Average Price per Gallon of Fuel	87.18¢	69.97¢	78.24¢	84.21¢	46.56¢
Fuel Gallons Consumed (millions)	1,257	1,296	1,426	1,533	1,536
Aircraft in Fleet at End of Period [f]	355	366	352	371	363

[a] The number of scheduled miles flown by revenue passengers.

[b] The number of seats available for passengers multiplied by the number of scheduled miles those seats are flown.

[c] Revenue passenger miles divided by available seat miles.

[d] Excludes special items that impact operating costs. Special items in 2003 consist of $100 million of MD-80 fleet impairment and a portion of $176 million for the reimbursement of security fees. Special items in 2002 consist of a $242 million charge for fleet impairment related to our DC 10-30, MD-80 and turboprop fleets and a $12 million charge to write down our receivable from the U.S. government related to the finalization of the Air Transportation Safety and System Stabilization Act ("Stabilization Act") grant. Special items in 2001 included a $124 million charge for fleet impairment losses, costs associated with furloughs and company-offered leaves and other items. In addition, special items included a portion of $417 million grant under the Stabilization Act. Special items in 1999 included a fleet disposition/impairment loss of $81 million.

[e] The average revenue received for each mile a revenue passenger is carried.

[f] Excludes aircraft that were removed from service.

To Our Co-workers, Customers & Stockholders:

Airline analysts and news pundits have labeled network carriers like Continental "legacy carriers," as if all legacy features were uniformly obsolete and costly. Continental is proud of its legacies: excellent employee relations, a world-class product and reliability, consistent customer satisfaction and strong unit revenue. There is nothing obsolete about these legacies, and it would be unwise for us to abandon them, even during these trying times. We won't disregard the principles and practices that have made Continental a great company, even as we adapt to meet the intense challenges facing us today. 2003 was a year in which Continental's legacy strengths gave us a reliable compass heading into a rapidly changing industry environment.

High fuel prices, the second Gulf War and the outbreak of the SARS virus had a major adverse effect on the financial results of Continental in 2003, but they were not the cause of the industry's more fundamental changes. These changes were brought on by the significant growth of low-cost carriers, which further eroded the business fare structure and a significant reduction in labor costs at American Airlines, United Airlines and US Airways as a result of their being in or facing bankruptcy.

We reported net income of $38 million for 2003, but only after asset-related gains of $305 million from dispositions of all or part of our interests in ExpressJet, Orbitz and Hotwire and $176 million in security fee reimbursements from the U.S. government, along with $24 million in other special gains and $100 million in special charges. Without all the special items, we would have had a net loss of $209 million. Nonetheless, 2003 represented a substantial improvement in our performance over 2002 and brought us significantly closer to our goal of breaking even, excluding special items, in 2004.

Our team is doing a great job of improving revenue and managing expense in the areas we can control, but our biggest challenge in the expense area is the cost of jet fuel. We continue to face oil prices at which our industry has not been historically profitable. Unless oil prices come down, we are unlikely to break even in 2004. At the time this letter was written, oil was trading above $36 per barrel. A drop in oil prices to $25 a barrel, which is still high by historical standards, would improve our annual operating income by more than $400 million.

LARRY KELLNER
President and
Chief Operating Officer

GORDON BETHUNE
Chairman of the Board and
Chief Executive Officer

"With the Go Forward Plan, we will continue to be a premier network carrier that outperforms our competitors, to the benefit of our customers, our employees and our stockholders."



E58

However, we aren't waiting for some external event to save us. We are not going to overreact, and we will continue to leverage the strengths of Continental. We do not anticipate reducing our costs to the level of the low-cost carriers, but we do foresee a point at which our unit revenue premium exceeds our higher unit costs as compared to the low-cost carriers.

Go Forward Plan

At the start of 2002 and 2003, we encouraged you to stick with us as we stuck with our plan. 2004 marks the 10th year of managing our company according to a clear and understandable plan that allows everyone to know our goals and measure our success. The continued transformation of the airline industry has made it even more clear that having a straightforward, flexible plan that keeps everyone informed and involved is the key to success. The Go Forward Plan's four cornerstones – Fly to Win (our market plan), Fund the Future (our financial plan), Make Reliability a Reality (our product plan) and Working Together (our people plan) – are as relevant today as they were when we conceived the plan in late 1994.

In the sections ahead, we will review what we have accomplished in 2003 and what we plan for 2004.

Fly to Win

We are a network carrier and have built our business over the last decade by flying people to the places they want to go, when they want to go there, often connecting through our hubs because no airline does – and no airline ever will – fly non-stop between many of the destinations we serve. That's what network carriers like Continental do, and there will be a solid, profitable place for them long into the future.

We added many routes in 2003, including New York to Geneva and Houston to Maui. We consistently focus on what the customer wants and will pay for, while making a continuous effort to eliminate non-value-added costs. This allowed our mainline unit revenue to increase 1.4% from 2002, while our mainline unit costs declined 1.8% (0.5% decline excluding special items and holding fuel rate constant) from 2002, all during a difficult year and all without asking for employee concessions.

We made many difficult decisions as we targeted and began to implement initiatives designed to produce another $500 million of benefits in 2004. We will continue to treat everyone fairly as we seek to eliminate losses, but we will also continue to change the way we do business to react to a fast-moving market.

We continued to decrease our distribution costs in 2003, as continental.com achieved more than $1 billion in sales, growing 81% over 2002. We expanded the site to include several new features, including online check-in. We plan to continue the significant growth of continental.com in 2004 while also moving more of our other online distribution to "direct access," thereby avoiding the ever-growing charges of third party reservations systems.

Fly to Win

Achieve above-average profits in a changed industry environment. Grow the airline where it can make money and improve the business/leisure mix. Maximize distribution channels while reducing distribution costs and eliminating non-value-added costs.

More than

$1 Billion

in continental.com sales for 2003

84%

2003 eTicket sales

779 eService Centers

in 130 U.S. airports




General Boarding







FIRST ROW›R: Desiree Orr – *Customer Service Representative* SECOND ROW›R: Michael Palmer – *Lead Customer Service Agent*

In 2003, we implemented our expanded alliance with Delta, broadened our alliance with KLM, modified our Virgin Atlantic alliance to include frequent flyer mileage, started codesharing with CommutAir in Cleveland and SkyWest in Houston, and entered into an alliance agreement with Aeroméxico. During 2004, we intend to join the SkyTeam global network and further implement our bilateral alliances, which form the base for the best alliance network in the world.

Fund the Future

We achieved our goal and ended 2003 with a cash and short-term investments balance of $1.6 billion, more than a $250 million increase from year end 2002. We also completed $525 million of debt financings at a current annual interest cost of $31 million.

While building our cash balance, we funded $372 million into our employee pension plan during 2003. Part of the funding was accomplished by selling or directly contributing more than 17 million shares of ExpressJet, which operates our regional jet subsidiary, Continental Express. These transactions resulted in ExpressJet no longer being consolidated in Continental's financial statements. We intend to continue significant contributions to our pension plan in 2004.

We were proud to complete Terminal E in Houston. This $324 million project adds 23 gates to our Houston hub and the largest Presidents Club in our system. Terminal E will serve us well in 2004 as Houston hosts both Super Bowl XXXVIII and Major League Baseball's All-Star Game. The Houston Airport System completed a new 9,000-foot runway in October and is constructing a TerminaLink people-mover extension and a new international check-in and arrivals facility connected to Terminals D and E. We expect these projects to be completed in March 2005, and when they're completed, Houston will have a world-class international facility that will allow us to continue to expand our global reach.

We continued to renew our fleet, as we took delivery of four new Boeing jets during 2003 and will take 16 new Boeing jets in 2004. These new aircraft are being used to replace our existing MD-80 fleet. We currently expect to take seven new Boeing jets in 2005 and then not take any additional aircraft from Boeing until 2008. We continue to be grateful that we renewed and simplified our fleet at a time when financing availability and rates were favorable.

Fund the Future

Manage our assets to maximize stockholder value and build for the future. Reduce costs with technology. Generate positive cash flow and improve financial flexibility by increasing our cash balance.

$1.6 Billion

2003 year end cash and short-term investments balance

$372 Million

2003 company contribution to Continental Airlines defined pension plan, $283 million more than the company's minimum pension obligation


140







7.6 Years

average age of Continental's mainline fleet


Continental

FIRST ROW L›R: Richard Massey – *Flight Attendant*, Vance Duplechin – *Flight Attendant* SECOND ROW L›R: Mario Jacobo – *Line Technician*, Sarah Zaozirny – *Director, Investor Relations*, Jeff Misner – *Senior Vice President and Chief Financial Officer*


E5B
E5A


E7
E 6

100 Gates

at the expanded Houston hub

99.2%

2003 systemwide mainline completion factor

$2 Billion

invested in new facilities since 1994

579 Aircraft

in the Continental/ Continental Express fleet

Make Reliability a Reality

Our outstanding operational performance continued in 2003 with a completion factor of 99.2%, a DOT on-time arrival rate of 82% and a record 104 days with no Continental mainline flight cancellations. In addition, our mishandled baggage ratio was the best in our company's history. As we have for the past decade, we will continue to emphasize excellent operational performance in 2004, delivering clean, safe and reliable air transportation to our customers every day.

To further secure the loyalty of our best customers, we created and implemented "EliteAccess." EliteAccess provides our most valuable customers with special benefits, including priority check-in and security lines, priority boarding throughout the boarding process and priority baggage handling.

We pushed our technology even further in 2003, with more than 80% of our eligible customers using our online, curbside and eService check-in kiosks. Our online check-in and 779 eService Centers allow customers to check-in, change seats, request an upgrade, enter a frequent flyer number or purchase a new ticket.

In addition, we added Delta, KLM and US Airways as interline eTicket partners in 2003. We plan to expand our online check-in and eService kiosks to include international travel in 2004 and to add several more interline eTicket partners.

Working Together

We started 2003 by again being voted by our employees as one of the 100 Best Companies to Work For in America, compiled by *Fortune* magazine, for a fifth straight year; and we were recently named to the list yet again for a sixth straight year. We are one of only 41 companies to have made the list for the last six or more years and the only passenger airline on the list for a third straight year. This is a tremendous achievement in light of the difficult financial environment and the dramatic changes in our industry. We continue to enjoy positive morale and the trust of our co-workers because we focus on communicating frequently, openly and honestly, and treat everyone with dignity and respect. It's part of our legacy.

In 2004, we want to resolve open labor agreements with our workgroups and be one of *Fortune's* 100 Best Companies to Work For for a seventh straight year. Continental stands alone as the only one of the "Big 6" U.S. carriers not to have asked for labor concessions since September 11, 2001. That does not mean that the last few years haven't been challenging for us. We have eliminated 10,000 jobs since September 11, 2001, and still have more than 550 employees out on involuntary furlough. We recently announced that we would be recalling 169 pilots from furlough. We will be working hard to grow and prosper so that we can recall additional furloughed workers in 2004.

Make Reliability a Reality

Deliver an industry-leading product we are proud to sell. Rank among the top of the industry in the key DOT measurements: on-time arrivals, baggage handling, complaints and involuntary denied boardings.

104 Days

in 2003 with
100% completion factor
(mainline)

381,168 Flights

in 2003
(mainline)

3.11

mishandled bags per
1,000 passengers in 2003

Best Baggage Handling

performance in the history
of the company
(mainline)



FIRST ROW L›R: Jay Salter – *Vice President Operations Administration*, Chris Forshier – *Senior Operations Analyst*, Lynette Black – *Administrative Assistant*, Mike Bleike – *Senior Director, SOCC*, Jermaine Shaw – *Reservations Electronic Support Desk* SECOND ROW L›R: Neil Wehrman – *777 First Officer* THIRD ROW L›R: Victor Antunes – *Lead Customer Service Agent*, Ernesto Pomales – *Lead Customer Service Agent*

In 2003, we also continued to provide incentive pay to our co-workers in the form of on-time bonuses totaling more than $13 million. We continue to have the best co-workers in the industry. We recognize that our future success is dependent on consistently providing an environment where employees enjoy coming to work and are fairly rewarded in both base and incentive pay for their efforts. We know that "Working Together" works!

In closing, while 2003 saw continuing evolution in our industry, we also began to have clearer visibility about how our industry will shake out. Unlike some of our competitors who have lurched from guardrail to guardrail, we continued to stay the course and focus on what has made us successful – clean, safe and reliable air travel that includes the extra features that people want and are willing to pay for, delivered by employees who are committed, empowered and invested in the success of Continental.

Although we do some innovative things, we don't lose our daily focus on the basics that have served us so well since we first developed our Go Forward Plan. 2004 will bring both challenges and clarity. We are prepared for the challenges, and we are creating our own clarity. With the Go Forward Plan, we will continue to be a premier network carrier that outperforms our competitors, to the benefit of our customers, our employees and our stockholders. So we once again ask you to stick with us as we stick with our plan.

Gordon Bethune
Chairman of the Board and
Chief Executive Officer

Larry Kellner
President and
Chief Operating Officer

A FINAL NOTE

In early 2004, we announced our management succession, with me retiring at the end of 2004, and Larry Kellner, our President and Chief Operating Officer, becoming Chairman and Chief Executive Officer at the beginning of 2005. Larry and I have worked closely together since the earliest days of our Go Forward Plan and will use this transition year to ensure that our company's culture and success continue long after my retirement.

Gordon

Working Together

Help well-trained employees build careers they enjoy every day. Treat each other with dignity and respect. Focus on safety. Make employee programs easy to use and keep improving communication. Keep pay and benefits competitive in a changed industry environment.

$243 Million

paid to employees for on-time bonuses since 1994

More than

$738 Thousand

distributed to employees in 2003 from WE CARE employee emergency assistance fund

6 consecutive years among *Fortune's*

100 Best

Companies to Work For



FIRST ROW L-R: Julie O'Dea – *Supervisor, Airport Services*, Paul Spaeth – *Airport Service Agent*, Gordon Peterson – *Customer Service Agent*, Ron Strac – *757 Captain* SECOND ROW L-R: Charlie Bass – *Operations Manager*, Charles Scully – *Vice President, Newark Hub* THIRD ROW L-R: Donna Katos – *Managing Attorney, Litigation*, Jennifer Vogel – *Senior Vice President, General Counsel, Secretary and Corporate Compliance Officer*, Doug Kelley – *Senior Attorney*

A Decade of Going Forward

At a Glance


ON-TIME PERFORMANCE
1994–2003 Average*
(percentage)
79.1
78.9
77.9
77.8
77.5
76.0
CO
NW
US
AA
DL
UA


COMPLETION FACTOR
1995–2003** Average*
(percentage)
98.2
97.9
97.4
97.3
97.1
96.9
CO
DL
AA
US
UL
NW


MISHANDLED BAGGAGE
1994–2003 Average*
(per 1,000 passengers)
4.35
4.46
4.46
4.86
5.26
5.83
CO
DL
US
AA
NW
UA

Source: Compiled from *DOT Air Travel Consumer Reports*

* Non-weighted average of yearly results

** DOT completion factor data not available for 1994

1994

Continental ranked low on *Fortune* magazine's "Most Admired Airlines" list.

"It's time to act like a real airline."
Continental 1994 Annual Report

1995

Continental was named *Business Week's* NYSE "Stock of the Year."

"Led by a new management team employing a back-to-basics approach to operations, Continental is expected to post its first annual profit since 1986. It has gone from worst to first in on-time statistics in March and April, and it's closing the revenue gap it traditionally has in comparison with its rivals."
The Wall Street Journal

1996

Continental was named "Airline of the Year" by *Air Transport World*.

"...Continental Air Lifts Its Workers' Morale – They Stop Bickering, Start To Work Well Together; And Passengers Return."
The Wall Street Journal

1997

Continental was the most improved company of the 1990s on *Fortune* magazine's annual "Most Admired Companies" list.

"Continental has been the Cinderella of the skies, winning not only the glass slipper in several recent customer satisfaction surveys but accolades from other carriers as well."
SmartMoney magazine

1998

Continental was named to *Fortune* magazine's list of "100 Best Companies to Work For," marking the first of six consecutive years to rank on the list.***

"By aggressively promoting Newark as a more convenient alternative to its cross-Hudson rivals – Kennedy International and LaGuardia Airports – Continental has quickly risen to become the metropolitan area's largest airline..."
The New York Times


YEAR END AVERAGE FLEET AGE
1994–2003
(years, mainline fleet only)
13.4
13.6
14.3
14.4
11.6
8.4
8.1
6.5
7.0
7.6
94
95
96
97
98
99
00
01
02
03


YEAR END CASH & SHORT-TERM
INVESTMENTS BALANCE 1994–2003
(dollars in millions)
396
747
1,061
1,025
1,399
1,590
1,395
1,132
1,342
1,600
94
95
96
97
98
99
00
01
02
03

Continental claimed seven awards in the "OAG Airline of the Year Awards," including the best U.S. airline.

1999

"Continental's return to the number one spot in the long-haul category [J.D. Power and Associates study of domestic airline passengers satisfaction] reflects a continuation of the customer-oriented strategies that earned it the top spot in two of the previous three years."
Frequent Flyer magazine

Continental ranked No. 1 in both long- and short-haul flights in a study conducted by J.D. Power and Associates and *Frequent Flyer* magazine.

2000

"We evaluated the 10 most frequently flown U.S. airlines in three critical areas: Convenience and Efficiency, Frequent-Flier Privileges and Onboard Comfort. The leader of the pack? Continental."
SmartMoney magazine

Continental was again named "Airline of the Year" by *Air Transport World.*

2001

"Happy Skies of Continental. Satisfaction Is Up. Morale Is Up. So Is Profit."
The New York Times

Continental ranked No. 30, the highest-ranking commercial airline, on the Top 50 "All Stars" list of the "World's Most Admired Companies" by *Fortune* magazine.

2002

"Nearly 90% of the workers surveyed at the end of last year for *Fortune* magazine said it was 'fun' to work at Continental – one reason the company made the magazine's list of 100 Best Places to Work."
Business Week

Continental ranked highest in *Business Travel News* 2003 Annual Airline survey.

2003

"Today, despite continuing losses and a heavy debt load, Continental is one of the best performers among the major airlines and is expected to be one of the first to return to profitability."
The Wall Street Journal

***Continental is one of only 41 companies to make *Fortune* magazine's list of "100 Best Companies to Work For" for six or more years.

Board of Directors

THOMAS J. BARRACK, JR.
Chairman and Chief Executive Officer
Colony Capital, LLC

GORDON BETHUNE
Chairman of the Board and
Chief Executive Officer
Continental Airlines, Inc.

DAVID BONDERMAN
Managing Partner
Texas Pacific Group

KIRBYJON H. CALDWELL
Senior Pastor
The Windsor Village –
United Methodist Church
Houston, Texas

PATRICK FOLEY
Former Chairman, President and
Chief Executive Officer
DHL Airways, Inc.

LARRY KELLNER
President and Chief Operating Officer
Continental Airlines, Inc.

DOUGLAS H. McCORKINDALE
Chairman, President and
Chief Executive Officer
Gannett Co., Inc.

HENRY L. MEYER III
Chairman, President and
Chief Executive Officer
KeyCorp

GEORGE G. C. PARKER
Dean Witter Distinguished Professor
of Finance and Management,
Graduate School of Business,
Stanford University

RICHARD W. POGUE
Counsel, Jones Day
Former Senior Advisor
Dix & Eaton, Inc.

WILLIAM S. PRICE III
Managing Partner
Texas Pacific Group

KAREN HASTIE WILLIAMS
Partner
Crowell & Moring LLP

RONALD B. WOODARD
Former President
Boeing Commercial Airplane Group

CHARLES A. YAMARONE
Executive Vice President
Libra Securities LLC

Executive Officers

GORDON BETHUNE
Chairman of the Board and
Chief Executive Officer

LARRY KELLNER
President and
Chief Operating Officer

JEFF SMISEK



Executive Vice President

MIKE CAMPBELL
Senior Vice President
Human Resources and Labor Relations

JIM COMPTON
Senior Vice President
Marketing

REBECCA COX
Senior Vice President
Government Affairs

DAVID GRIZZLE
Senior Vice President
Corporate Development

GERRY LADERMAN
Senior Vice President
Finance and Treasurer

DANTE MARZETTA
Senior Vice President
Airport Services

DEBBIE McCOY
Senior Vice President
Flight Operations

JEFF MISNER
Senior Vice President
and Chief Financial Officer

MARK MORAN
Senior Vice President
Technical Operations and Purchasing

JENNIFER VOGEL
Senior Vice President,
General Counsel, Secretary and
Corporate Compliance Officer

NED WALKER
Senior Vice President
Worldwide Corporate Communications

Continental Micronesia, Inc.
MARK ERWIN
President and Chief Executive Officer

Management's Discussion and Analysis of Financial Condition and Results of Operations

This discussion and analysis, as well as the financial statements and notes that follow, have been condensed from the full discussion and analysis, financial statements and notes included in our proxy statement for our 2004 annual stockholders' meeting.

Continental Airlines, Inc., a Delaware corporation, is a major United States air carrier engaged in the business of transporting passengers, cargo and mail. We are the fifth largest United States airline (as measured by the number of scheduled miles flown by revenue passengers, known as revenue passenger miles, in 2003) and, together with ExpressJet Airlines, Inc. (operating as Continental Express and referred to as "ExpressJet"), from which we purchase seat capacity, and our wholly owned subsidiary, Continental Micronesia, Inc. ("CMI"), each a Delaware corporation, we served 228 airports worldwide at December 31, 2003. As of December 31, 2003, we flew to 127 domestic and 101 international destinations and offered additional connecting service through alliances with domestic and foreign carriers. We directly served 16 European cities, seven South American cities, Tel Aviv, Hong Kong and Tokyo as of December 31, 2003. In addition, we provide service to more destinations in Mexico and Central America than any other U.S. airline, serving 31 cities. Through our Guam hub, CMI provides extensive service in the western Pacific, including service to more Japanese cities than any other United States carrier.

General information about us, including our Corporate Governance Guidelines and the charters for the committees of our board of directors, can be found at *www.continental.com/company/investor.* Our board of directors has adopted a code of ethics entitled "Principles of Conduct", which applies to all of our employees, officers and directors. Our board has also adopted a separate "Directors' Code of Ethics" for our directors. Copies of these codes can also be found at *www.continental.com/company/investor.* Our annual report on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, as well as any amendments and exhibits to those reports, are available free of charge through our web site as soon as reasonably practicable after we file them with, or furnish them to, the SEC. Information on our web site is not incorporated into our Form 10-K or our other securities filings and is not a part of them.

This summary condensed annual report contains forward-looking statements that are not limited to historical facts, but reflect our current beliefs, expectations or intentions regarding future events. All forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. For examples of those risks and uncertainties, please see the cautionary statements contained in Item 1 of our annual report on Form 10-K for the year ended December 31, 2003, "Business – Risk Factor Relating to Terrorist Attacks and International Hostilities", "Business – Risk Factors Relating to the Company" and "Business – Risk Factors Relating to the Airline Industry." We undertake no obligation to publicly update or revise any forward-looking statements to reflect events or circumstances that may arise after the date of this report.

Overview

We recorded consolidated net income of $38 million for the year ended December 31, 2003, as compared to consolidated net losses of $451 million and $95 million for the years ended December 31, 2002 and 2001. Our results for each of the last three years have been affected by a number of special items which are not necessarily indicative of our core operations or our future prospects, and impact comparability between years. These special items are discussed in Note 7 to the condensed consolidated financial statements. Without the special items in 2003, we would have incurred another significant loss.

Despite recent improvements, the current U.S. domestic airline environment continues to be one of the worst in our history and could deteriorate further. Prior to September 2001, we were profitable, although many U.S. air carriers were losing money and our profitability was declining. The terrorist attacks of September 11, 2001 dramatically worsened the difficult financial environment and presented new and greater challenges for the airline industry. Since the terrorist attacks, several of our competitors, including United Air Lines and US Airways, have filed for bankruptcy. During 2003, our bookings and passenger traffic were significantly reduced as a result of the hostilities and post-war unrest in Iraq and the spread of Severe Acute Respiratory Syndrome, or "SARS", in China, Hong Kong, Canada and elsewhere. Both of these events disproportionately affected our international passenger traffic. We responded to the actual and anticipated reduction in demand by reducing capacity on certain trans-Atlantic and trans-Pacific routes (including the suspension of our flights between Hong Kong and Liberty International from April 2003 until August 2003) and by reducing our summer schedule.

Although we have been able to raise capital, downsize our operations and reduce our expenses significantly, current trends in the airline industry, particularly if historically high fuel prices continue, make achieving our goal of reaching breakeven in 2004 unlikely. It is also possible that our financial resources might not be sufficient to absorb the impact of any further terrorist attacks or an increase in post-war unrest in Iraq or other hostilities involving the United States. The revenue environment continues to be weak in light of changing pricing models driven by the continued growth of low-cost carriers, excess capacity in the market, reduced corporate travel spending and other issues. In addition, fuel prices have significantly escalated and, at current levels, are expected to offset a substantial portion of the significant cost-saving measures that we have implemented.

Absent adverse factors outside our control, we believe that our liquidity and access to cash will be sufficient to fund our current operations through 2004 and beyond if we are successful in implementing our previously announced revenue generation and cost cutting measures. However, in light of the changing competitive environment in the airline industry, we believe that the economic environment, including unusually high fuel prices, must improve for us to continue to operate at our current size and expense level over the long term. We may find it necessary to further downsize our operations, including the further elimination of service to small and medium-sized communities and additional job eliminations.

Among the many factors that threaten us and the airline industry generally are the following:

- *Low-Cost Competitors.* The continued growth of low-cost carriers is dramatically changing the airline industry. Other carriers have implemented or announced plans to implement separate low-cost products, such as a low-cost "airline within an airline". In addition, carriers emerging from bankruptcy have or will have significantly reduced cost structures and operational flexibility that will allow them to compete more effectively, and other carriers have used the threat of bankruptcy to achieve substantial cost savings. We have initiated two sets of revenue-generating and cost-savings initiatives in the past two years that were designed to improve our annual pre-tax results by over $900 million. While we are on track to meet or exceed these goals, our cost structure remains higher than that of the low-cost carriers.

- *Fuel Costs.* Fuel costs rose significantly during 2003 and are, and could remain, at historically high levels. Post-war unrest in Iraq, other conflicts in the Middle East and political or other significant events in other oil-producing nations could cause fuel prices to increase further (or be sustained at current high levels) and may impact the availability of fuel. Based on gallons consumed in 2003, for every one dollar increase in the price of crude oil, our annual fuel expense would increase by approximately $35 million. This increase changes to approximately $38 million when considering our expected volume increases in 2004. We currently anticipate that high fuel prices in 2004 will offset the impact of a substantial portion of the cost-saving measures we have implemented. As of December 31, 2003, we did not have any fuel price hedges in place.

- *Reduced Demand.* Demand for air travel has not recovered to the levels experienced prior to September 11, 2001. Although the global and domestic economy has improved in recent months, business traffic, our most profitable source of revenue, and yields are down. We believe that the reduced demand reflects the weak economy, competition from low-cost carriers, some customers' concerns about further terrorist attacks and reprisals and the hostilities and post-war unrest in Iraq. We also believe that demand is weakened by customer dissatisfaction with the delays of heightened airport security and screening procedures, and by some business travelers switching to lower priced ticket categories and to low-cost carriers.

- *Labor Costs.* We are engaged in labor negotiations with unions representing our pilots, our dispatchers and our mechanics and our agreement with our flight attendants becomes amendable in October 2004. We cannot predict the outcome of these negotiations or the financial impact on us of any new labor contracts. Recent significant concession agreements with labor groups at US Airways, United and American Airlines have had the effect of lowering industry standard wages and benefits, and our negotiations may be influenced by these and other labor cost developments.

- *Security Costs.* The terrorist attacks of 2001 have caused security costs to increase significantly. Security costs are likely to continue rising for the foreseeable future as additional security measures are implemented. In the current environment of lower consumer demand and discounted pricing, these costs cannot effectively be passed on to customers. Insurance costs have also risen sharply, in part due to greater perceived risks and in part due to the reduced availability of insurance coverage. We must absorb these additional expenses in the current pricing environment.

- *Pension Liability.* We have significant commitments to our defined benefit pension plan. Pension expense for the year 2003 was $328 million. Pension expense for 2004 is expected to be approximately $280 million. We contributed $272 million in cash and approximately 7.4 million shares of Holdings common stock valued at approximately $100 million to our primary defined benefit pension plan in 2003. As a result, our 2004 minimum funding requirements are not expected to be significant. However, we currently intend to maintain the plan's funding at 90% of its current liability, which would result in our making contributions of approximately $300 million to our pension plan in 2004.

In August 2002, we announced plans to implement a number of revenue-generating and cost-saving measures intended to achieve a pre-tax contribution in excess of $350 million. Included in the more than 100 planned changes were the assessment of fees for paper tickets, the elimination of discounts on certain fares, the enforcement of all fare rules with a policy prohibiting exceptions, the optimization of our flight schedule to best match demand and capacity and the modification of certain employee programs. We estimate that these measures resulted in savings of approximately $400 million in 2003.

In March 2003, we announced plans to implement measures designed to improve our then current 2004 pre-tax outlook by $500 million. We estimate that these measures resulted in savings of approximately $200 million in 2003 and believe that we will achieve our goal of $500 million in pre-tax benefits in 2004. The cost-saving measures include a significant reduction in distribution expenses through increased utilization of our web site, continental.com, the reduction of airport facility costs and landing fees, the elimination of paper tickets worldwide by December 31, 2004 (subject to market and technological conditions), the closing of select city ticket offices and the renegotiation of contracts with key suppliers.

Results of Operations

Special Items. The comparability of our financial results between years is affected by a number of special items. In addition, the deconsolidation of ExpressJet Holdings, Inc. ("Holdings") from our financial statements effective November 12, 2003 also impacts the comparability of our 2003 results to those of prior years. See Note 7 to the condensed consolidated financial statements for a summary of special items.

Comparison of 2003 to 2002. Passenger revenue increased 3.5%, $273 million, during 2003 as compared to 2002, which was principally due to increased regional traffic in conjunction with ExpressJet's capacity increases, offset in part by reduced mainline traffic. The mainline traffic and capacity declines were largely due to a reduction in certain international flights in response to decreased demand during the war in Iraq and related to SARS. Mainline yields were essentially unchanged year over year. The deconsolidation of Holdings effective November 12, 2003 did not impact our passenger revenue because, under our capacity purchase agreement with Holdings and ExpressJet, we purchase all of ExpressJet's capacity and are responsible for selling all of the seat inventory. As a result, after deconsolidation, we continue to record the related passenger revenue and related expenses, with payments under the capacity purchase agreement reflected as a separate operating expense. Cargo, mail and other revenue increased 36.1%, $195 million, in 2003 compared to 2002, primarily due to military charter flights associated with the war in Iraq, higher volumes, and revenue-generating initiatives.

Wages, salaries and related costs increased 3.3%, $97 million, during 2003 as compared to 2002, as a result of increased pension costs and higher wage rates principally caused by increases in seniority, partially offset by a 3.8% reduction in the average number of mainline employees. Wages, salaries and related costs would have been $50 million higher in 2003 had we not deconsolidated Holdings effective November 12, 2003. Aircraft fuel expense increased 22.7%, $232 million, in 2003 as compared to 2002. The average mainline fuel price per gallon increased 24.6% from 69.97 cents in 2002 to 87.18 cents in 2003. Mainline fuel consumption was down 3.0% as a result of reduced flights and more fuel-efficient aircraft. Regional jet fuel expense increased $43 million, even with the deconsolidation of Holdings, due to increased flights and higher jet fuel prices. Maintenance, materials and repairs expense increased 6.9%, $33 million, during 2003 as compared to 2002 resulting from increases in our contractual engine maintenance cost per hour rates, higher wide-body maintenance activity and the higher number of regional jets in service. Maintenance, materials and repairs expense would have been $19 million higher in 2003 had we not deconsolidated Holdings effective November 12, 2003. Commissions expense decreased 30.2%, $64 million, in 2003 as compared to 2002 primarily due to the elimination of domestic base commissions during 2002 and certain international commission reductions. Other operating expense decreased 13.0%, $147 million, as a result of lower insurance costs and cost-saving measures. These expenses would have been $21 million higher in 2003 had we not deconsolidated Holdings effective November 12, 2003.

Payments made to ExpressJet under our capacity purchase agreement, previously eliminated in consolidation, are reported as regional capacity purchase, net, beginning November 12, 2003, the date we deconsolidated Holdings. In addition to the payments for the purchased capacity, regional capacity purchase, net, also includes ExpressJet's fuel expense in excess of the cap (66.0 cents per gallon in 2003) provided in the capacity purchase agreement and a related fuel purchase agreement and is net of our rental income on aircraft we lease to ExpressJet.

Minority interest of $49 million in 2003 represents the portion of Holdings' net income attributable to the equity of Holdings that we did not own prior to November 12, 2003, the date we deconsolidated Holdings. This amount is based on Holdings' results of operations under the capacity purchase agreement. Under this agreement, we pay ExpressJet for scheduled block hours based on an agreed upon formula. Transactions between us and Holdings or ExpressJet under the capacity purchase agreement prior to deconsolidation were otherwise eliminated in the consolidated financial statements.

Comparison of 2002 to 2001. Passenger revenue decreased 7.0%, $595 million, during 2002 as compared to 2001, which was principally due to a decrease in both traffic and yields subsequent to the September 11, 2001 attacks, as well as the continuing weak economy. Yield was 6.4% lower in 2002 compared to 2001. Cargo, mail and other revenue increased 5.5%, $28 million, in 2002 compared to 2001 primarily due to increased charter revenue and passenger related fees, partially offset by new security restrictions that reduced mail volumes.

Aircraft fuel expense decreased 16.8%, $206 million, in 2002 as compared to 2001. The average price per gallon decreased 10.6% from 78.24 cents in 2001 to 69.97 cents in 2002. Jet fuel consumption decreased 9.1% principally reflecting decreased flight operations due to the current industry environment and the fuel efficiency of our younger fleet. Landing fees and other rentals increased 9.0%, $52 million, in 2002 as compared to 2001 primarily due to higher landing fees resulting from rate increases and higher facilities rent, partially attributable to the completion of substantial portions of the Global Gateway project at Liberty International Airport. Maintenance, materials and repairs expense decreased 16.2%, $92 million, during 2002 as compared to 2001 primarily due to the replacement of older aircraft with new aircraft that generally require less maintenance. Booking fees, credit card discounts and sales decreased 14.6%, $65 million, in 2002 as compared to 2001 principally due to lower credit card fees as a result of lower revenue. Commissions expense decreased 41.8%, $152 million, in 2002 compared to 2001 due to elimination of domestic base commissions and lower revenue. Passenger servicing expense decreased 14.7%, $51 million, in 2002 as compared to 2001 primarily due to improved baggage performance and a decrease in food costs caused by a decrease in passengers.

Interest expense increased 19.6%, $61 million, in 2002 compared to 2001 due to an increase in long-term debt primarily resulting from the purchase of new aircraft. Interest income decreased 46.7%, $21 million, in 2002 compared to 2001 due to lower interest rates.

Liquidity and Capital Resources

As of December 31, 2003, we had $1.6 billion in consolidated cash, cash equivalents and short-term investments, which is $258 million higher than at December 31, 2002. The December 31, 2002 cash balance included $121 million cash held by Holdings. Holdings' cash is not included in the consolidated balance at December 31, 2003 since Holdings is no longer consolidated with Continental. At December 31, 2003, we had $170 million of restricted cash, which is primarily collateral for estimated future workers' compensation claims, letters of credit, performance bonds and interest rate swap agreements. We expect our cash, cash equivalents and short-term investments balance (including restricted cash) at the end of the first quarter of 2004 to be approximately $1.5 billion.

At December 31, 2003, we had approximately $6.0 billion (including current maturities) of long-term debt and capital lease obligations. We do not currently have any undrawn lines of credit and substantially all of our otherwise readily financeable assets are encumbered.

We have substantial commitments for capital expenditures, including for the acquisition of new aircraft. Our capital expenditures during 2003 totaled $205 million, or $153 million when reduced by net purchase deposits refunded. Capital expenditures for 2004 are expected to be $270 million, or $155 million when reduced by net purchase deposits to be refunded. Projected capital expenditures consist of $90 million of fleet expenditures, $125 million of non-fleet expenditures and $55 million for rotable parts and capitalized interest.

As of December 31, 2003, we had firm commitments for 63 aircraft from Boeing, with an estimated cost of approximately $2.4 billion and options to purchase an additional 84 Boeing aircraft. As of December 31, 2003, ExpressJet had firm commitments for 50 regional jets from Empresa Brasileira de Aeronautica S.A. ("Embraer"), with an estimated cost of approximately $1.0 billion. See Note 8 to the accompanying condensed consolidated financial statements.

We expect to fund our future capital and purchase commitments through internally generated funds together with general company financings and aircraft financing transactions. However, there can be no assurance that sufficient financing will be available for all aircraft and other capital expenditures or that, if necessary, we will be able to defer or otherwise renegotiate our capital commitments.

Flight Equipment

Aircraft Type	Total Aircraft	Owned	Leased	Firm Orders	Options	Seats in Standard Configuration	Average Age (In Years)
777-200ER	18	6	12	—	1	283	4.3
767-400ER	16	14	2	—	—	235	2.3
767-200ER	10	9	1	—	—	174	2.8
757-300	4	4	—	5	—	210	2.0
757-200	41	13	28	—	—	183	6.9
737-900	12	8	4	3	24	167	2.3
737-800	81	26	55	40	35	155	3.6
737-700	36	12	24	15	24	124	5.0
737-500	63	15	48	—	—	104	7.7
737-300	51	14	37	—	—	124	17.3
MD-80	23	6	17	—	—	141	17.8
Mainline jets	355	127	228	63	84		7.6
ERJ-145XR	54	—	54	50	100	50	1.0
ERJ-145	140	18	122	—	—	50	3.6
ERJ-135	30	—	30	—	—	37	3.3
Regional jets	224	18	206	50	100		2.9
Total	579	145	434				5.8

Condensed Consolidated Statements of Operations

(In millions, except per share data)	Year Ended December 31, 2003	2002	2001
Operating Revenue:			
Passenger	$ 8,135	$ 7,862	$ 8,457
Cargo, mail and other	735	540	512
	8,870	8,402	8,969
Operating Expenses:			
Wages, salaries and related costs	3,056	2,959	3,021
Aircraft fuel	1,255	1,023	1,229
Aircraft rentals	896	902	903
Landing fees and other rentals	620	633	581
Maintenance, materials and repairs	509	476	568
Depreciation and amortization	444	444	467
Booking fees, credit card discounts and sales	377	380	445
Passenger servicing	297	296	347
Regional capacity purchase, net	153	—	—
Commissions	148	212	364
Other	988	1,135	1,193
Security fee reimbursement	(176)	—	—
Stabilization Act grant	—	12	(417)
Fleet impairment losses and other special charges	100	242	124
	8,667	8,714	8,825
Operating Income (Loss)	203	(312)	144
Nonoperating Income (Expense):			
Interest expense	(393)	(372)	(311)
Interest capitalized	24	36	57
Interest income	19	24	45
Gain on dispositions of ExpressJet Holdings shares	173	—	—
Equity in the income (loss) of affiliates	23	8	(20)
Other, net	152	(15)	(45)
	(2)	(319)	(274)
Income (Loss) before Income Taxes and Minority Interest	201	(631)	(130)
Income Tax Benefit (Expense)	(114)	208	35
Minority Interest	(49)	(28)	—
Net Income (Loss)	$ 38	$ (451)	$ (95)
Basic and Diluted Earnings (Loss) per Share	$ 0.58	$ (7.02)	$ (1.72)
Shares Used for Computation:			
Basic	65.4	64.2	55.5
Diluted	65.6	64.2	55.5

Condensed Consolidated Balance Sheets

(In millions)	December 31, 2003	2002
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 999	$ 983
Restricted cash and cash equivalents	170	62
Short-term investments	431	297
Accounts receivable, net	403	378
Spare parts and supplies, net	191	248
Prepayments and other	392	310
Total Current Assets	2,586	2,278
Property and Equipment, net	6,488	6,968
Routes and Airport Operating Routes	874	902
Other Assets, net	701	493
Total Assets	$ 10,649	$ 10,641
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Current maturities of long-term debt and capital leases	$ 422	$ 493
Accounts payable	840	930
Air traffic liability	957	882
Accrued other liabilities	647	621
Total Current Liabilities	2,866	2,926
Long-Term Debt and Capital Leases	5,558	5,471
Accrued Pension Liability, Deferred Income Taxes and Other	1,433	1,465
Commitments and Contingencies		
Minority Interest and Redeemable Preferred Stock of Subsidiary	—	12
Stockholders' Equity:		
Class B common stock	1	1
Additional paid-in capital	1,401	1,391
Retained earnings	948	910
Accumulated other comprehensive loss	(417)	(395)
Treasury stock	(1,141)	(1,140)
Total Stockholders' Equity	792	767
Total Liabilities and Stockholders' Equity	$ 10,649	$ 10,641

Condensed Consolidated Statements of Cash Flows

(In millions)	2003	2002	2001
	Year Ended December 31,		
Cash Flows from Operating Activities:			
Net income (loss)	$ 38	$ (451)	$ (95)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Deferred income taxes	101	(179)	(40)
Depreciation and amortization	444	444	467
Fleet disposition/impairment losses	100	242	61
Gains on sales of investments	(305)	—	—
Other, net	(59)	4	51
Changes in operating assets and liabilities, net	23	(106)	123
Net cash provided by (used in) operating activities	342	(46)	567
Cash Flows from Investing Activities:			
Capital expenditures	(205)	(539)	(568)
Purchase deposits refunded (paid) in connection with aircraft delivered	52	146	(95)
Purchase of short-term investments	(134)	(56)	(96)
Proceeds from sales of ExpressJet Holdings, net	134	447	—
Proceeds from sales of Internet-related investments	76	—	—
Proceeds from disposition of property and equipment	16	9	11
Other	53	(43)	(26)
Net cash used in investing activities	(8)	(36)	(774)
Cash Flows from Financing Activities:			
Proceeds from issuance of long-term debt, net	559	596	436
Payments on long-term debt and capital lease obligations	(549)	(383)	(367)
Purchase of common stock	—	—	(451)
Proceeds from issuance of common stock	5	23	241
Increase in restricted cash to collateralize letters of credit	(108)	(32)	(22)
Other	—	—	(11)
Net cash (used in) provided by financing activities	(93)	204	(174)
Impact on cash of ExpressJet deconsolidation	(225)	—	—
Net Increase (Decrease) in Cash and Cash Equivalents	16	122	(381)
Cash and Cash Equivalents – Beginning of Period	983	861	1,242
Cash and Cash Equivalents – End of Period	$ 999	$ 983	$ 861
Supplemental Cash Flows Information:			
Interest paid	$ 374	$ 345	$ 314
Income taxes paid (refunded)	$ 13	$ (31)	$ (4)
Investing and Financing Activities Not Affecting Cash:			
Property and equipment acquired through the issuance of debt	$ 120	$ 908	$ 707
Capital lease obligations incurred	$ 22	$ 36	$ 95
Contribution of ExpressJet stock to pension plan	$ 100	$ —	$ —

Notes to Condensed Consolidated Financial Statements

NOTE 1 Significant Accounting Policies

The Company follows accounting principles generally accepted in the United States. Certain of the principles involve selections among alternatives and choices of methods, which are described in the notes to the Company's audited consolidated financial statements included in the Proxy Statement for the 2004 Annual Meeting of Stockholders' (Proxy Statement).

The accompanying condensed consolidated financial information and the notes below are a summary of those contained in the Company's audited consolidated financial statements included in the Proxy Statement.

NOTE 2 Investment in ExpressJet and Regional Capacity Purchase Agreement

Investment in ExpressJet. In April 2002, ExpressJet Holdings, Inc. ("Holdings"), our then wholly owned subsidiary and the sole stockholder of ExpressJet, which operates as "Continental Express", sold 10 million shares of its common stock in an initial public offering. In addition, we sold 20 million of our shares of Holdings common stock in the offering for net proceeds of $300 million. In connection with the offering, our ownership of Holdings fell to 53.1%. During the third quarter of 2003, we sold approximately 9.8 million shares of our Holdings common stock to Holdings, reducing our ownership of Holdings from 53.1% to 44.6%. We contributed the proceeds to our primary defined benefit pension plan. We also contributed approximately 7.4 million shares of Holdings common stock to that plan, further reducing our ownership of Holdings to 30.9%. We recognized gains totaling $173 million as a result of these transactions. The independent trustee for our defined benefit pension plan has subsequently sold a portion of the shares of Holdings that we contributed to the plan. As a result of these sales by the defined benefit pension plan, on November 12, 2003, the combined amount of Holdings common stock owned by us and our primary defined benefit pension plan fell below 41%, the point at which we no longer consolidated Holdings. Accordingly, we deconsolidated Holdings as of that date.

Effective November 12, 2003, we account for our interest in Holdings using the equity method of accounting set forth in APB Opinion No. 18, "The Equity Method of Accounting for Investments in Common Stock", rather than consolidating Holdings. Under our capacity purchase agreement with Holdings and ExpressJet, we purchase all of ExpressJet's capacity and are responsible for selling all of the seat inventory. As a result, after deconsolidation, we continue to record the related passenger revenue and related expenses, with payments under the capacity purchase agreement reflected as a separate operating expense. The primary effects of deconsolidation of Holdings from our financial statements are a decrease in current assets, primarily due to the elimination of Holdings' cash, an increase in assets resulting from the inclusion of our note receivable from Holdings (previously eliminated in consolidation), a decrease in long-term debt and a decrease in operating income as a result of the exclusion of Holdings' operating income from our statement of operations. This decrease in operating income is offset by increases in nonoperating income from our equity in Holdings' earnings, provided our ownership interest remains constant. Additionally, after deconsolidation, we no longer record minority interest on either our balance sheet or statement of operations.

We continue to own 16.7 million shares of Holdings common stock with a market value of $251 million as of December 31, 2003. We do not currently intend to remain a stockholder of Holdings over the long term. Subject to market conditions, we intend to sell or otherwise dispose of some or all of our shares of Holdings common stock in the future.

Capacity Purchase Agreement with ExpressJet. Under our capacity purchase agreement, ExpressJet currently flies all of its aircraft (which consist entirely of regional jet aircraft) on our behalf, and we handle scheduling, ticket prices and seat inventories for these flights. In exchange for ExpressJet's operation of the flights and performance of other obligations under the agreement, we pay them for each scheduled block hour based on an agreed formula. Under the agreement, we recognize all passenger, cargo and other revenue associated with each flight, and are responsible for all revenue-related expenses, including commissions, reservations, catering and passenger ticket processing expenses. Following the deconsolidation of Holdings on November 12, 2003, the payments made to ExpressJet under the agreement are reported as regional capacity purchases, net in our consolidated statement of operations. Prior to deconsolidation, the payments were eliminated in our consolidated financial statements and the minority interest in Holdings' earnings was reported as a deduction on our consolidated statement of operations, based on Holdings' stand-alone earnings under the capacity purchase agreement.

Under the agreement, we pay ExpressJet a base fee for each scheduled block hour based on a formula that will remain in place through December 31, 2004. The formula is designed to provide ExpressJet with an operating margin of approximately 10% before taking into account variations in some costs and expenses that are generally controllable by them, the most significant of which is wages, salaries and benefits. Our payments to ExpressJet under the capacity purchase agreement totaled $1.3 billion, $1.1 billion and $980 million in 2003, 2002 and 2001, respectively.

The agreement currently expires on December 31, 2010 but allows us to terminate the agreement at any time after December 31, 2006 upon 12 months' notice, or at any time without notice for cause (as defined in the agreement). We have the option to extend the term of the agreement with 24 months' notice for up to four additional five-year terms through December 31, 2030.

NOTE 3 Long-term Debt

Long-term debt as of December 31 is summarized as follows (in millions):

	2003	2002
SECURED		
Notes payable, interest rates of 5.0% to 8.5%, payable through 2019	$ 3,268	$ 3,446
Floating rate notes, payable through 2015	1,434	1,203
Revolving credit facility	—	190
Other	17	48
UNSECURED		
Senior notes payable, interest rate of 8.0%, payable in 2005	195	195
Convertible notes, interest rate of 4.5%, payable in 2007	200	200
Convertible notes, interest rate of 5.0%, payable in 2023	175	—
Convertible junior subordinated debentures, interest rate of 6.0%, payable in 2030	248	250
Other	120	124
	5,657	5,656
Less: current maturities	397	468
Total	$ 5,260	$ 5,188

Maturities of long-term debt due over the next five years are as follows (in millions):

Year ending December 31,	
2004	$ 397
2005	646
2006	494
2007	845
2008	569

In June 2003, we issued $175 million of 5% Convertible Notes due 2023. The notes are convertible into our Class B common stock at an initial conversion price of $20 per share, subject to certain conditions on conversion. The notes are redeemable for cash at our option on or after June 18, 2010 at par plus accrued and unpaid interest, if any.

In the first quarter of 2002, we issued $200 million of 4.5% convertible notes due February 1, 2007. The notes are convertible into our common stock at an initial conversion price of $40 per share. The notes are redeemable at our option on or after February 5, 2005, at specified redemption prices.

In November 2000, Continental Airlines Finance Trust II, a Delaware statutory business trust (the "Trust") of which we own all the common trust securities, completed a private placement of five million 6% Convertible Preferred Securities, Term Income Deferrable Equity Securities or "TIDES". The TIDES have a liquidation value of $50 per preferred security and are convertible at any time at the option of the holder into shares of Class B common stock at a conversion rate of $60 per share of Class B common stock (equivalent to approximately 0.8333 share of Class B common stock for each preferred security). Distributions on the preferred securities are payable by the Trust at an annual rate of 6% of the liquidation value of $50 per preferred security. The sole assets of the trust are 6% Convertible Junior Subordinated Debentures ("Convertible Subordinated Debentures") with an aggregate principal amount of $248 million as of December 31, 2003 issued by us and which mature on November 15, 2030. The Convertible Subordinated Debentures are redeemable by us, in whole or in part, on or after November 20, 2003 at designated redemption prices. If we redeem the Convertible Subordinated Debentures, the Trust must redeem the TIDES on a pro rata basis having an aggregate liquidation value equal to the aggregate principal amount of the Convertible Subordinated Debentures redeemed. Otherwise, the TIDES will be redeemed upon maturity of the Convertible Subordinated Debentures, unless previously converted.

NOTE 4 Leases

We lease certain aircraft and other assets under long-term lease arrangements. Other leased assets include real property, airport and terminal facilities, sales offices, maintenance facilities, training centers and general offices. Most aircraft leases include both renewal options and purchase options. The purchase options are generally effective at the end of the lease term at the then-current fair market value. Our leases do not include residual value guarantees. At December 31, 2003, the scheduled future minimum lease payments under capital leases and the scheduled future minimum lease rental payments required under operating leases, that have initial or remaining noncancelable lease terms in excess of one year, are as follows (in millions):

		Operating Leases	
Year ending December 31,	Capital Leases	Aircraft	Non-aircraft
2004	$ 44	$ 897	$ 360
2005	46	975	362
2006	39	864	365
2007	40	833	367
2008	45	811	354
Later years	473	6,988	5,675
Total minimum lease payments	687	$ 11,368	$ 7,483
Less: amount representing interest	364		
Present value of capital leases	323		
Less: current maturities of capital leases	25		
Long-term capital leases	$ 298		

NOTE 5 Stock Plans and Awards

The table below summarizes stock option transactions pursuant to our stock incentive plans (share data in thousands):

	2003		2002		2001	
	Options	Weighted-Average Exercise Price	Options	Weighted-Average Exercise Price	Options	Weighted-Average Exercise Price
Outstanding at Beginning of Year	**6,871**	**$ 18.28**	980	$ 36.34	7,468	$ 37.30
Granted	**296**	**$ 15.00**	6,079	$ 15.82	1,651	$ 49.47
Exercised	**(306)**	**$ 15.62**	(65)	$ 28.04	(1,612)	$ 31.48
Cancelled	**(392)**	**$ 24.82**	(123)	$ 35.45	(6,527)	$ 41.96
Outstanding at End of Year	**6,469**	**$ 17.86**	6,871	$ 18.28	980	$ 36.34
Options Exercisable at End of Year	**5,018**	**$ 18.27**	3,856	$ 19.61	711	$ 35.66

NOTE 6 Employee Benefit Plans

The following table sets forth the defined benefit pension plan's change in projected benefit obligation (in millions) at December 31,

	2003	2002
Accumulated benefit obligation	**$ 1,957**	$ 1,587
Projected benefit obligation at beginning of year	**$ 2,059**	$ 1,543
Service cost	**156**	114
Interest cost	**134**	114
Plan amendments	**5**	14
Actuarial losses	**193**	399
Benefits paid	**(188)**	(125)
Projected benefit obligation at end of year	**$ 2,359**	$ 2,059

The following table sets forth the defined benefit pension plan's change in the fair value of plan assets (in millions) at December 31,

	2003	2002
Fair value of plan assets at beginning of year	**$ 866**	$ 956
Actual gain (loss) on plan assets	**218**	(115)
Employer contributions	**384**	150
Benefits paid	**(188)**	(125)
Fair value of plan assets at end of year	**$ 1,280**	$ 866

Net periodic defined benefit pension expense for the year ended December 31 included the following components (in millions):

	2003	2002	2001
Service cost	**$ 156**	$ 114	$ 94
Interest cost	**134**	114	117
Expected return on plan assets	**(72)**	(95)	(118)
Amortization of prior service cost	**20**	19	22
Amortization of unrecognized net actuarial loss	**90**	33	12
Net periodic benefit expense	**$ 328**	$ 185	$ 127

Our 2004 minimum funding requirements are not expected to be significant. However, we currently intend to maintain the plan's funding at 90% of its current liability, which would result in our making contributions of approximately $300 million to our pension plan in 2004. Our policy is to fund the noncontributory defined benefit pension plans in accordance with Internal Revenue Service ("IRS") requirements.

Our defined contribution 401(k) employee savings plan covers substantially all domestic employees. Company matching contributions are made in cash. For the years ended December 31, 2003, 2002 and 2001, total expense for the defined contribution plan was $35 million, $36 million and $34 million, respectively.

NOTE 7 Special Items

Fleet Impairment Losses and Other Special Charges. We recognized fleet impairment losses in 2003, 2002 and 2001, each of which was partially the result of the September 11, 2001 terrorist attacks and the related aftermath.

In 2003, we recorded fleet impairment losses and other special charges of $100 million. This charge includes a $44 million additional impairment of our fleet of owned MD-80s, $21 million associated with future obligations for rent and return conditions for five previously grounded leased MD-80 aircraft, $21 million write-down to market value of spare parts inventory for permanently grounded fleets and $14 million related to the deferral of aircraft deliveries.

During 2002, we recorded special charges totaling $242 million primarily related to the impairment of owned MD-80 and ATR-42 aircraft and the accrual of future obligations for DC 10-30, MD-80, ATR-42 and EMB-120 leased aircraft which have been permanently grounded or were to be permanently grounded within 12 months following the charge.

In 2001, we recorded $124 million of special charges, including approximately $61 million fleet impairment loss related to DC 10-30, ATR-42, EMB-120 and Boeing 747 and 727 aircraft and spare engines and $29 million related to costs associated with company-offered leaves of absence and severance for furloughed employees as a result of reduced operations following the September 11, 2001 terrorist attacks.

Security Fee Reimbursement. In May 2003, we received and recognized in earnings $176 million in cash from the United States government pursuant to the Emergency Wartime Supplemental Appropriations Act enacted in April 2003. This amount is reimbursement for our proportional share of passenger security and air carrier security fees paid or collected by U.S. air carriers as of the date of enactment of the legislation, together with other items.

Stabilization Act Grant. On September 21, 2001, Congress passed, and the President subsequently signed into law, the Air Transportation Safety and System Stabilization Act (the "Stabilization Act"), which provides, among other matters, for $5 billion in payments to compensate U.S. air carriers for losses incurred by the air carriers as a result of the September 11, 2001 terrorist attacks. The grant was for the direct losses incurred beginning on September 11, 2001, resulting from the FAA grounding and for incremental losses incurred through December 31, 2001 as a direct result of the attacks. We recognized a $417 million grant under the Stabilization Act for the year ended December 31, 2001. In 2002, we recorded a charge of $12 million to write down our receivable from the U.S. government based on our final application. Our total cash receipts under the grant were $405 million.

Other Nonoperating Gains. In November 2003, we sold all of our investment in Hotwire, Inc. for $42 million in cash, resulting in a gain of $40 million. On December 19, 2003, we sold approximately 28% of our investment in Orbitz in connection with their initial public offering ("IPO"), reducing our interest in Orbitz from approximately 13% to 9%. The total amount that we originally invested in Orbitz was approximately $29 million and, based on the IPO valuation, that investment had appreciated in value by approximately $100 million since March 2000. We sold 1.3 million of our 4.9 million shares of Orbitz common stock and all of our shares of Orbitz preferred stock for proceeds of $34 million, net of underwriting discount. Our gain on the sale was $32 million.

Prior to the IPO, we accounted for our investment in Orbitz using the equity method of accounting based on our voting rights and board representation. As part of the IPO, we gave up one of our two seats on Orbitz's board of directors and changed certain provisions of the corporate governance of Orbitz. As a result, we now account for our investment in Orbitz in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities". We have designated the remaining investment as a "trading security", based on our intention to dispose of the securities of Orbitz that we own. Therefore, our remaining investment is carried at its fair value, with changes to fair value reported in our statement of operations. The fair value adjustment on the Orbitz shares held at December 31, 2003 of $76 million is included in other nonoperating income in the consolidated statement of operations, as are the gains on the disposition of Hotwire and Orbitz.

Other Revenue. We sell mileage credits in our frequent flyer program to participating partners, such as credit card companies, phone companies, other airlines, alliance members, hotels and car rental agencies. Revenue from the sale of mileage credits is deferred and recognized as passenger revenue when transportation is likely to be provided, based on estimates of the fair value of tickets to be redeemed. Amounts received in excess of the tickets' fair value are recognized in income currently and classified as a reimbursement of advertising expenses. In the fourth quarter of 2003, we adjusted our estimates of the mileage credits we expect to be redeemed for travel, resulting in a one-time increase in other revenue of $24 million.

NOTE 8 Commitments and Contingencies

Purchase Commitments. We have substantial commitments for capital expenditures, including for the acquisition of new aircraft. As of December 31, 2003, we had firm commitments for 63 aircraft from Boeing, with an estimated cost of approximately $2.4 billion and options to purchase an additional 84 Boeing aircraft. During the second quarter of 2003, we agreed with Boeing to defer firm deliveries of 36 Boeing 737 aircraft that were originally scheduled for delivery in 2005, 2006 and 2007. These aircraft will now be delivered in 2008 and beyond. We expect to take delivery of a total of 16 Boeing aircraft in 2004 (including five 757-300s), seven Boeing aircraft in 2005 and none in 2006 and 2007, with delivery of the remaining 40 aircraft occurring in 2008 and 2009.

We currently have agreements for the financing of six of the eleven 737-800 aircraft scheduled for delivery in 2004 and all five of the 757-300 aircraft scheduled for delivery in 2004, subject to customary conditions. We do not have backstop financing or any other financing currently in place for the remainder of the aircraft. Further financing will be needed to satisfy our capital commitments for our firm aircraft. We can provide no assurance that sufficient financing will be available for the aircraft on order or other related capital expenditures.

As of December 31, 2003, ExpressJet had firm commitments for 50 regional jets from Empresa Brasileira de Aeronautica S.A. ("Embraer"), with an estimated cost of approximately $1.0 billion. ExpressJet currently anticipates taking delivery of 21 regional jets in 2004. ExpressJet does not have an obligation to take any of these firm Embraer aircraft that are not financed by a third party and leased to either ExpressJet or us. Under the capacity purchase agreement between us and ExpressJet, we have agreed to lease as lessee and sublease to ExpressJet the regional jets that are subject to ExpressJet's firm purchase commitments. In addition, under the capacity purchase agreement with ExpressJet, we generally are obligated to purchase all of the capacity provided by these new aircraft as they deliver to ExpressJet. We cannot predict whether passenger traffic levels will enable us to utilize fully regional jets scheduled for future delivery to ExpressJet.

Financings and Guarantees. We are the guarantor of approximately $1.6 billion aggregate principal amount of tax-exempt special facilities revenue bonds and interest thereon. We expect the guaranty of an additional $271 million related to City of Houston bonds to become effective during the first quarter of 2004. These bonds, issued by various airport municipalities, are payable solely from our rentals paid under long-term agreements with the respective governing bodies. These leasing arrangements are accounted for as operating leases in the consolidated financial statements.

Employees. As of December 31, 2003, we had approximately 37,680 full-time equivalent employees, approximately 42% of whom are represented by unions. Of those employees covered by collective bargaining agreements, approximately 94% presently have contracts under negotiation or becoming amendable in 2004. Our mechanics, represented by the Teamsters, ratified a new four-year collective bargaining agreement in December 2002 that made an adjustment to current pay and recognized current industry conditions. The agreement became amendable with respect to wages, pension and health insurance provisions on December 31, 2003. Negotiations commenced with the Teamsters regarding these subjects in December 2003 and are continuing. Work rules and other contractual items are established through 2006. The collective bargaining agreement between us and our dispatchers (who are represented by the TWU) became amendable in October 2003. Negotiations commenced with the TWU in September 2003 and are continuing. The collective bargaining agreement between us and our pilots (who are represented by the Air Line Pilots Association) became amendable in October 2002. After being deferred due to the economic uncertainty following the September 11, 2001 terrorist attacks, negotiations recommenced in September 2002 and are continuing. The collective bargaining agreement between us and our flight attendants (who are represented by the IAM) becomes amendable in October 2004. We continue to believe that mutually acceptable agreements can be reached with such employees, although the ultimate outcome of the negotiations is unknown at this time. Any labor disruptions which result in a prolonged significant reduction in flights could have a material adverse impact on our results of operations and financial condition.

Legal Proceedings. We and/or certain of our subsidiaries are defendants in various other lawsuits, including suits relating to certain environmental claims, and proceedings arising in the normal course of business. While the outcome of these lawsuits and proceedings cannot be predicted with certainty and could have a material adverse effect on our financial position, results of operations and cash flows, it is our opinion, after consulting with outside counsel, that the ultimate disposition of such suits will not have a material adverse effect on our financial position, results of operations or cash flows.

Income Taxes. At December 31, 2003, we had estimated tax NOLs of $3.0 billion for federal income tax purposes that will expire through 2023. Due to our ownership change on April 27, 1993, the ultimate utilization of our NOLs may be limited. Reflecting this limitation, we had a valuation allowance of $219 million at December 31, 2003 and 2002.

The IRS is in the process of examining our income tax returns for years through 1999 and has indicated that it may disallow certain deductions we claimed. In addition, the IRS has begun an examination of our income tax returns for the years 2000 and 2001. We believe the ultimate resolution of these audits will not have a material adverse effect on our financial condition, liquidity or results of operations.

Non-GAAP Financial Measures Reconciliation

For the non-GAAP financial measures included in this Annual Report, we have included the following reconciliation to GAAP information.

	2003	2002	2001	2000	1999
Operating Cost per Available Seat Mile (cents)	**9.36**	9.53	9.22	9.68	9.07
Adjustments (cents per available seat mile):					
Less: Fleet impairment losses and other special charges	**(0.13)**	(0.31)	(0.14)	—	(0.09)
Add: Security fee reimbursement	**0.22**	—	—	—	—
Add: Stabilization Act grant	—	—	0.50	—	—
Operating Cost per Available Seat Mile, excluding special items (cents) [a]	**9.45**	9.22	9.58	9.68	8.98

	2003	2002	Increase (Decrease)
Operating Cost per Available Seat Mile (cents)	**9.36**	9.53	(1.8)%
Adjustments (cents per available seat mile):			
Add (Less): Security fee reimbursement, fleet impairment losses and other special charges per available seat mile	**0.09**	(0.31)	
Less: Current year fuel cost per available seat mile [b]	**(1.40)**	—	
Add: Current year fuel cost at prior year fuel price per available seat mile [b]	**1.12**	—	
Operating Cost per Available Seat Mile, holding fuel rate constant and excluding special items (cents) [a]	**9.17**	9.22	(0.5)%

(In millions)	2003
Net Income	**$ 38**
Adjustments (net of income taxes):	
Less: Security fee reimbursement	**(111)**
Less: Gain on the dispositions of ExpressJet stock	**(100)**
Less: Gain on investment in Orbitz and Hotwire (after related compensation expense and including an adjustment to fair value of remaining investment in Orbitz)	**(83)**
Less: Revenue adjustment for change in expected redemption of frequent flyer mileage credits sold	**(15)**
Add: Fleet impairment losses and other special charges	**62**
Net Loss, excluding special items [a]	**$ (209)**

[a] The financial measures provide management and investors the ability to measure and monitor Continental's performance on a more consistent basis.
[b] Both the cost and availability of fuel are subject to many economic and political factors and are therefore beyond our control.

Report of Management

Continental Airlines, Inc. is responsible for the preparation and integrity of the financial information presented in this Annual Report. The accompanying condensed consolidated financial statements have been derived from the full consolidated financial statements included in our proxy statement for our 2004 annual stockholders meeting. The full consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States and reflect certain judgments and estimates of management.

The Company maintains a system of internal controls to provide reasonable assurance that its financial records can be relied upon in the preparation of financial statements and that its assets are safeguarded against loss or unauthorized use. The Company's internal audit program monitors the effectiveness of the internal controls and recommends possible improvements to management and the Board of Directors. Ernst & Young LLP, independent auditors, are engaged to audit the Company's financial statements. Ernst & Young obtains an understanding of the internal control structure and conducts the tests and other auditing procedures they consider necessary to render an opinion on the financial statements being audited. The Audit Committee of the Board of Directors, composed entirely of directors not employed by the Company and who meet the independence criteria required by the New York Stock Exchange, provides oversight of the financial reporting process through regular meetings with management, the Company's internal auditors and Ernst & Young.

There are inherent limitations in the effectiveness of any internal control system, including the possibility of human error and the circumvention or overriding of controls. Accordingly, even an effective internal control system can provide only reasonable assurance with respect to financial statement preparation. Furthermore, the effectiveness of an internal control system can change with circumstances.

Gordon Bethune
Chairman of the Board and Chief Executive Officer

Jeff Misner
Senior Vice President and Chief Financial Officer

Report of Independent Auditors

We have audited, in accordance with auditing standards generally accepted in the United States, the consolidated balance sheets of Continental Airlines, Inc. as of December 31, 2003 and 2002, and the related consolidated statements of operations, common stockholders' equity and cash flows for each of the three years in the period ended December 31, 2003 (not presented separately herein) and in our report dated January 20, 2004, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated financial statements is fairly stated in all material respects in relation to the consolidated financial statements from which it has been derived.

Ernst + Young LLP

Houston, Texas
January 20, 2004

Stockholder Information

HEADQUARTERS
Continental Airlines, Inc.
1600 Smith Street
Houston, TX 77002
(713) 324-5000

INVESTOR INFORMATION
To obtain a Form 10-K or other financial information, visit the company's Web site at: continental.com/company
or write:
Investor Relations
Continental Airlines, Inc.
P.O. Box 4607
Houston, TX 77210-4607

TRANSFER AGENT AND REGISTRAR
Mellon Investor Services LLC
85 Challenger Road
Ridgefield Park, NJ 07660
Attn: Shareholder Services
melloninvestor.com
(888) 711-6201

INDEPENDENT AUDITORS
Ernst & Young LLP
5 Houston Center
1401 McKinney
Houston, TX 77010

COMMON STOCK
Our common stock trades on the New York Stock Exchange under the symbol CAL. The table (below) shows the high and low sales prices for our common stock as reported in the consolidated transaction reporting system during 2003 and 2002.

2003	High	Low
4th Quarter	$ 21.70	$ 14.49
3rd Quarter	$ 18.87	$ 12.05
2nd Quarter	$ 15.90	$ 5.30
1st Quarter	$ 9.39	$ 4.16

2002	High	Low
4th Quarter	$ 9.85	$ 3.59
3rd Quarter	$ 16.00	$ 4.80
2nd Quarter	$ 30.50	$ 14.46
1st Quarter	$ 35.25	$ 25.74

As of January 20, 2004, there were approximately 21,706 holders of record of our common stock. We have paid no cash dividends on our common stock and have no current intention of doing so. One of our credit agreements, which is scheduled to be paid off in July 2004, restricts our ability to pay cash dividends or repurchase capital stock by imposing minimum unrestricted cash requirements on us and limiting the amount of any dividends and repurchases when aggregated with other payments or distributions.

Our certificate of incorporation provides that no shares of capital stock may be voted by or at the direction of persons who are not United States citizens unless the shares are registered on a separate stock record. Our bylaws further provide that no shares will be registered on the separate stock record if the amount so registered would exceed United States foreign ownership restrictions. United States law currently limits the voting power in us (and other U.S. airlines) of persons who are not citizens of the United States to 25%.

BACK COVER: FIRST ROW L›R: Tracey Begora – *Flight Attendant*, David Morse – *737 First Officer*, Laura Widing – *Senior Buyer*, Rosman David Segovia – *Customer Service Agent* SECOND ROW L›R: Dave Bhagudas – *Engine Technician*, Mark Bueford – *Lead Customer Service Agent*, Olga Rubio – *Administrative Coordinator*, Pete Garcia – *Staff Vice President, Latin America*, Terry Sims – *Flight Attendant* THIRD ROW L›R: Dean Hattenberger – *Director, System Operations*, Kelly Strickland – *Flight Attendant*, Linda Brown – *Customer Service Agent*, Cassandra Webb – *Airport Service Agent* FOURTH ROW L›R: Todd Sisson – *Customer Service Agent*, Joann Hernandez – *Lead Presidents Club Representative*, Mandeep Grewal – *Managing Director, Domestic Revenue*, Rhonda McNutt – *Reservations Sales Agent*



Continental
Airlines